PennantPark Investment Corporation Announces Financial Results for the Quarter and Year Ended September 30, 2011

NEW YORK, NY - (Marketwire - November 16, 2011) - PennantPark Investment Corporation (NASDAQ: PNNT), “we,” “our,” “us” or “Company” today announces financial results for its fourth quarter and fiscal year ended September 30, 2011.

HIGHLIGHTS
Fiscal year ended September 30, 2011
($ in millions, except per share amounts)

Assets and Liabilities:
Investment portfolio	$827.5
Net assets	$462.7
Net asset value per share	$10.13

Credit facility (cost $240.9)	$238.8
SBA debentures	$150.0

Yield on debt investments at year-end	13.3%

	Year Ended	Quarter Ended
Operating Results:
Net investment income	$52.6	$15.1
Net investment income per share	$1.25	$0.33
Distributions declared per share	$1.10	$0.27

Portfolio Activity:
Purchases of long-term investments	$479.7	$137.7
Sales and repayments of long-term investments	$304.0	$47.6

Number of new portfolio companies invested	17	4
Number of existing portfolio companies invested	11	4
Number of portfolio companies at end of year	48	48

CONFERENCE CALL AT 10:00 A.M. ET ON NOVEMBER 17, 2011

The Company will host a conference call at 10:00 a.m. (Eastern Time) on Thursday, November 17, 2011 to discuss its fourth quarter and full year 2011 financial results. All interested parties are welcome to participate. You can access the conference call by dialing (877) 545-1402 approximately 5-10 minutes prior to the call. International callers should dial (719) 325-4891. All callers should reference PennantPark Investment Corporation. An archived replay of the call will be available through December 1, 2011 by calling (888) 203-1112. International callers please dial (719) 457-0820. For all phone replays, please reference conference ID #4660723.

PORTFOLIO AND INVESTMENT ACTIVITY

As of September 30, 2011, our portfolio totaled $827.5 million and consisted of $296.5 million of senior secured loans, $165.3 million of second lien secured debt, $309.3 million of subordinated debt and $56.4 million of preferred and common equity investments. This compares to our portfolio as of September 30, 2010, which totaled $664.7 million and consisted of $234.6 million of senior secured loans, $156.7 million of second lien secured debt, $223.9 million of subordinated debt and $49.5 million of preferred and common equity investments.

As of September 30, 2011, our overall portfolio consisted of 48 companies with an average investment size of $17.2 million, a weighted average yield on debt investments of 13.3%, and was invested 36% in senior secured loans, 20% in second lien secured debt, 37% in subordinated debt, and 7% in preferred and common equity investments. This compares to our portfolio as of September 30, 2010, which consisted of 43 companies with an average investment size of $15.5 million, and a weighted average yield on debt investments of 12.7%, and was invested 35% in senior secured loans, 24% in second lien secured debt, 34% in subordinated debt and 7% in preferred and common equity investments.
For the three months ended September 30, 2011, we purchased $137.7 million in four new and four existing portfolio companies with a weighted average yield on debt investments of 12.9%. Sales and repayments of long-term investments for the same period totaled $47.6 million. This compares to the three months ended September 30, 2010, in which we invested $96.7 million in five new and two existing portfolio companies with a weighted average yield on debt investments of 17.1%. Sales and repayments of long term investments for the same period totaled $62.5 million.
For the fiscal year ended September 30, 2011, we purchased $479.7 million in 17 new and 11 existing portfolio companies with a weighted average yield on debt investments of 13.7%. Sales and repayments of long-term investments for the same period totaled $304.0 million. This compares to the fiscal year ended September 30, 2010, in which we invested $309.5 million in 17 new and 12 existing portfolio companies with a weighted average yield on debt investments of 14.9%. Sales and repayments of long term investments for the same period totaled $145.2 million.

RESULTS OF OPERATIONS
Set forth below are the results of operations for the three months and fiscal years ended September 30, 2011 and 2010.
Investment Income
Investment income for the three months ended September 30, 2011 and 2010 was $26.1 million and $16.7 million, respectively, and was primarily attributable to $9.6 million and $5.5 million from senior secured loans, $5.2 million and $3.5 million from second lien secured debt investments, and $11.2 million and $6.9 million from subordinated debt investments, respectively.

Investment income for the fiscal years ended September 30, 2011 and 2010 was $91.7 million and $60.1 million, respectively, and was primarily attributable to $37.1 million and $19.5 million from senior secured loans, $15.2 million and $14.1 million from second lien secured debt investments, and $38.8 million and $26.5 million from subordinated debt investments, respectively. The increase in investment income over the prior year was due to growth of our portfolio which was also driven by investment of the proceeds from our equity offering and rotation out of lower yielding assets.

Expenses
Expenses for the three months ended September 30, 2011 and 2010, totaled $11.0 million and $7.7 million, respectively. Of these totals, base management fees for the same respective periods totaled $4.0 million and $3.3 million, performance-based incentive fees totaled $3.8 million and $2.2 million, credit facility and Small Business Administration (“SBA”) debentures expenses totaled $1.8 million and $1.1 million, and general and administrative expenses totaled $1.4 million and $1.1 million, respectively, for the same periods.

Expenses for the fiscal years ended September 30, 2011 and 2010, totaled $39.1 million and $28.0 million, respectively. Of these totals, base management fees for the same respective periods totaled $14.9 million and $11.6 million, performance-based incentive fees totaled $13.2 million and $8.0 million, credit facility and SBA debentures expenses totaled $5.3 million and $3.7 million, and general and administrative expenses totaled $5.5 million and $4.6 million, respectively, for the same periods. Additionally, during the fiscal years ended September 30, 2011 and 2010, we recorded an excise tax of $0.2 million and $0.1 million, respectively. The increase in expenses over the prior year was primarily due to the growth of our portfolio and net investment income as well as increased borrowing costs.

Net Investment Income
Net investment income totaled $15.1 million and $9.0 million, or $0.33 and $0.27 per share, for the three months ended September 30, 2011 and 2010, respectively.

Net investment income totaled $52.6 million and $32.1 million, or $1.25 and $1.09 per share, for the fiscal years ended September 30, 2011 and 2010, respectively.

Net Realized Gains or Losses
Sales and repayments of long-term investments for the three months ended September 30, 2011 and 2010 totaled $47.6 million and $62.5 million, and net realized gains totaled $7.6 million and $1.2 million, respectively, for the same periods.

Sales and repayments of long-term investments for the fiscal years ended September 30, 2011 and 2010 totaled $304.0 million and $145.2 million, and net realized gains (losses) totaled $16.3 million and $(15.4) million, respectively, for the same periods.

Net Change in Unrealized Appreciation or Depreciation on Investments and Credit Facility
For the three months ended September 30, 2011 and 2010, our investments had a net change in unrealized (depreciation) appreciation of $(53.8) million and $3.2 million, respectively. Net change in unrealized appreciation (depreciation) on credit facility totaled $0.1 million and $(6.8) million, respectively, for the same periods.

For the fiscal years ended September 30, 2011 and 2010, our investments had a net change in unrealized (depreciation) appreciation of $(46.8) million and $35.5 million, respectively. Net change in unrealized appreciation on credit facility totaled $11.9 million and $35.7 million, respectively, for the same periods.

Net Increase in Net Assets Resulting from Operations
Net (decrease) increase in net assets resulting from operations totaled $(31.2) million and $6.6 million, or $(0.68) per share and $0.20 per share, for the three months ended September 30, 2011 and 2010, respectively.

Net increase in net assets resulting from operations totaled $10.3 million and $16.5 million, or $0.24 per share and $0.56 per share, for the fiscal years ended September 30, 2011 and 2010, respectively.

LIQUIDITY AND CAPITAL RESOURCES
Our liquidity and capital resources are derived from our credit facility, SBA debentures and cash flows from operations, including investment sales and repayments, and income earned. Our primary use of funds from operations includes investments in portfolio companies and other operating expenses we incur. We used, and expect to continue to use, these capital resources as well as proceeds from rotation within our portfolio and from public and private offerings of securities to finance our investment objectives.
As of September 30, 2011, we had $240.9 million in outstanding borrowings on our credit facility, with a fair market value of $238.8 million and a weighted average interest rate at that time of 1.27%, exclusive of the fee on the undrawn commitment of 0.20%. Our senior secured revolving credit facility, which matures in June 2012, had $74.1 million of remaining unused borrowing capacity as of September 30, 2011.

As of September 30, 2011, we had $150.0 million in debt outstanding on our 10-year fixed SBA debentures with a weighted average interest rate of 3.70%, exclusive of the 3.43% in upfront fees. There is no remaining unused balance under the SBA debentures. We had $52 million of cash in the SBIC, net of unsettled investments as of September 30, 2011.

On June 1, 2011, we received exemptive relief from the SEC allowing us to modify the asset coverage ratio requirement to exclude the SBA debentures from our asset coverage calculation. Accordingly, our ratio of total assets on a consolidated basis to outstanding indebtedness may be less than 200%, which while providing increased investment flexibility, also increase our exposure to risks associated with leverage. Additionally, SBA regulation does not use mark-to-market accounting.
As of September 30, 2011, we had approximately $49 million of assets bearing a coupon of 9% or lower. We intend to seek to rotate these into new, higher yielding investments over time.
During the fiscal year ended September 30, 2011, we generated operating cash flows primarily from interest earned on debt investments and sales and repayments of investments. Our primary use of funds from operations during the same period consisted of investments in portfolio companies, payments of fees, and other operating expenses we incurred. Our operating activities used cash of $137.8 million for the fiscal year ended September 30, 2011, and our financing activities provided cash of $207.6 million for the same period, primarily from net repayments under our credit facility, SBA debentures issued, and our common stock offering.
During the fiscal year ended September 30, 2010, we generated operating cash flows primarily from interest earned on debt investments and sales and repayments of investments. Our primary use of funds from operations during the same period consisted of investments in portfolio companies, payments of fees, and other operating expenses we incurred. Our operating activities used cash of $127.1 million for the fiscal year ended September 30, 2010, and our financing activities provided cash of $95.6 million for the same period, primarily from proceeds of common stock offerings and draws on our credit facility and SBA debentures.

DISTRIBUTIONS
During the fiscal years ended September 30, 2011 and 2010, we declared distributions of $1.07 and $1.03 per share, respectively, for total distributions of $46.3 million and $32.3 million, respectively. For the three months ended September 30, 2011 and 2010, we declared distributions of $0.27 and $0.26 per share, respectively, for total distributions of $12.3 million and $9.4 million, respectively. Distributions are paid from taxable earnings and may include a return of capital and/or capital gains. The specific tax characteristics of the distributions will be reported to stockholders on Form 1099-DIV after the end of the calendar year and in its periodic report filed with the Securities and Exchange Commission.
AVAILABLE INFORMATION
The Company makes available on its website its report on Form 10-K filed with the Securities and Exchange Commission and stockholders may find the report on our website at www.pennantpark.com.

PENNANTPARK INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES
(Audited)

	September 30, 2011	September 30, 2010
Assets
Investments at fair value
Non-controlled, non-affiliated investments, at fair value (cost-$816,078,311 and $631,280,755, respectively)	$773,375,381	$641,290,626
Non-controlled, affiliated investments, at fair value (cost-$36,744,425 and $17,427,648, respectively)	40,673,133	15,433,680
Controlled, affiliated investments, at fair value (cost-$13,500,100 and $8,000,100, respectively)	13,500,001	8,000,100
Total of Investments, at fair value (cost-$866,322,836 and $656,708,503, respectively)	827,548,515	664,724,406
Cash equivalents	71,604,519	1,814,451
Interest receivable	10,878,236	12,814,096
Receivable for investments sold	13,118,967	30,254,774
Prepaid expenses and other assets	5,587,977	1,886,119
Total assets	928,738,214	711,493,846
Liabilities
Distributions payable	12,336,241	9,401,281
Payable for investments purchased	18,572,499	52,785,000
Unfunded investments	37,132,151	22,203,434
Credit facility payable (cost-$240,900,000 and $233,100,000, respectively)	238,792,125	219,141,125
SBA debentures payable (cost-$150,000,000 and $14,500,000, respectively)	150,000,000	14,500,000
Interest payable on credit facility and SBA debentures	687,362	215,135
Management fee payable	4,008,054	3,286,816
Performance-based incentive fee payable	3,773,829	2,239,011
Accrued other expenses	778,757	1,146,821
Total liabilities	466,081,018	324,918,623
Net Assets
Common stock, 45,689,781 and 36,158,772 shares are issued and outstanding, respectively. Par value is $0.001 per share and 100,000,000 shares are authorized.	45,690	36,159
Paid-in capital in excess of par value	540,603,020	428,675,184
Undistributed net investment income	8,326,854	1,800,646
Accumulated net realized loss on investments	(49,651,922)	(65,911,544)
Net unrealized appreciation (depreciation) on investments	(38,774,321)	8,015,903
Net unrealized depreciation on credit facility	2,107,875	13,958,875
Total net assets	$462,657,196	$386,575,223
Total liabilities and net assets	$928,738,214	$711,493,846
Net asset value per share	$10.13	$10.69

PENNANTPARK INVESTMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Audited)

	Year Ended September 30,
	2011	2010
Investment income:
From non-controlled, non-affiliated investments:
Interest	$83,632,455	$57,467,862
Other	4,726,387	1,069,514
From non-controlled, affiliated investments:
Interest	2,217,320	1,392,381
From controlled, affiliated investments:
Interest	1,162,333	210,000
Total investment income	91,738,495	60,139,757

Expenses:
Base management fee	14,899,983	11,618,773
Performance-based incentive fee	13,161,597	8,018,309
Interest and expenses on the credit facility and SBA debentures	5,322,231	3,672,444
Administrative services expenses	2,596,756	2,328,210
Other general and administrative expenses	2,884,029	2,329,110
Expenses before income tax	38,864,596	27,966,846
Income tax expense	228,824	98,294
Total expenses	39,093,420	28,065,140
Net investment income	52,645,075	32,074,617

Realized and unrealized gain (loss) on investments and credit facility:
Net realized gain (loss) on non-controlled, non-affiliated investments	16,259,622	(15,417,097)
Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments	(45,350,345)	36,275,341
Non-controlled and controlled, affiliated investments	(1,439,878)	(731,625)
Credit facility (appreciation) depreciation	(11,851,000)	(35,665,745)
Net change in unrealized (depreciation) appreciation	(58,641,223)	(122,029)

Net realized and unrealized gain (loss) from investments and credit facility	(42,381,601)	(15,539,126)

Net increase in net assets resulting from operations	$10,263,474	$16,535,491

Net increase in net assets resulting from operations per common share	$0.24	$0.56
Net investment income per common share	$1.25	$1.09

ABOUT PENNANTPARK INVESTMENT CORPORATION
PennantPark Investment Corporation is a business development company which principally invests in U.S. middle-market private companies in the form of senior secured loans, mezzanine debt and equity investments. PennantPark Investment Corporation is managed by PennantPark Investment Advisers, LLC.

FORWARD-LOOKING STATEMENTS
This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release are forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this press release.
We may use words such as “anticipates,” “believes,” “expects,” “intends,” “seeks,” “plans,” “estimates” and similar expressions to identify forward-looking statements. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations. Undue reliance should not be placed on such forward-looking statements as such statements speak only as of the date on which they are made. We do not undertake to update our forward-looking statements unless required by law.

CONTACT:	Aviv Efrat
PennantPark Investment Corporation
Reception: (212) 905-1000
www.pennantpark.com